Exhibit (b)(1)
CONFIDENTIAL
March 11, 2011
TOMY COMPANY, LTD. (the “Parent”)
Project Galaxy
Commitment Letter
Ladies and Gentlemen:
1. You have advised Sumitomo Mitsui Banking Corporation (“we”, “us” or the “Commitment Party”) that you intend to acquire RC2 Corporation (the “Target”) by means of the purchase of a majority of shares of the Target pursuant to a cash tender offer and the subsequent consummation of a merger as more fully described on Exhibit A attached hereto (“Transactions”). Unless otherwise provided, capitalized terms used but not defined herein have the meanings assigned to them in Exhibit B.
2. In connection with the Transactions, we are pleased to advise you of our commitment to provide the Total Commitment Amount of the Facilities upon the terms and subject to the conditions solely as set forth in paragraph 8 of this Commitment Letter and in Exhibit B hereto under the heading “Conditions precedent for borrowings” (such exhibit, the “Term Sheets”).
3. You hereby appoint us to act, and we hereby agree to act, as arranger and syndication agent for the Facilities on the terms and subject to the conditions set forth or referred to in this Commitment Letter and in the Term Sheets. It is understood and agreed that other co-agents, co-arrangers, bookrunners, managers or co-managers may be appointed by you, other titles may be awarded by you and compensation may be paid by you in connection with the Facilities. In such case, we are willing to accept such appointment of co-agents, co-arrangers, bookrunners, managers or co-managers, giving such titles and/or payment of such compensation upon the prior reasonable discussion with us.
4. We reserve the right, prior to or after the execution of definitive documentation for any of the Facilities (the “Facilities Documentation”) and after consultation with you, to syndicate all or a portion of its commitment hereunder to one or more financial institutions reasonably acceptable to you that will become parties to the Facilities Documentation pursuant to syndications to be managed by us (the financial institutions becoming parties to the Facilities Documentation being collectively referred to as the “Lenders”); provided, that each of the Lenders shall be a financial institution which has its lending office in Japan and shall be capable of making loans in JPY to the Parent in Japan in accordance with this Commitment Letter and the Term Sheets; provided, further, that one or more Lender(s) with the aggregate commitment amount not less than JPY15 billion shall also have its or their respective lending office(s) in the U.S. and shall be capable of making loans in USD to the U.S. Sub in the U.S. in accordance with this Commitment Letter and the Term Sheets (each such Lender, a “Qualifying Lender”). Notwithstanding our right to syndicate the Facilities and receive commitment with respect thereto, we will not be relieved of all or any portion of our commitments hereunder prior to the initial borrowing of the Facilities. Without limiting your obligations to assist with syndication efforts as set forth herein, we agree that completion of such syndication is not a condition to our commitments hereunder. You understand that the Total Commitment Amount may be tranched as one or more Facilities (consisting of US Dollars and/or Japanese Yen) and each such Facility may be separately syndicated, and you agree actively to assist us, to the extent commercially reasonable, in completing syndications reasonably satisfactory to us. Such assistance shall include (a) the Parent using commercially reasonable efforts to ensure that the syndication efforts benefit materially from the existing banking relationships of the Parent and its subsidiaries, (b) direct contact between the Parent’s senior management, representatives and advisors, on the one hand, and the proposed Lenders, on the other hand, (c) the Parents and its subsidiaries’ assistance (including the use of commercially reasonable efforts to cause their representatives and advisors to assist) in the preparation of a customary confidential information

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memorandum for the Facilities and other customary marketing materials to be used in connection with the syndication and (iv) the hosting, with us, of one or more conference calls with or meetings of prospective Lenders at times and locations mutually agreed upon. You understand that we may decide to commence syndication efforts for the Facilities promptly after the date hereof.
5. We will manage, in consultation with you, all aspects of the syndication, including, without limitation, selection of Lenders (each of which shall be a Qualifying Lender), determination of when we will approach potential Lenders and the time of acceptance of the Lenders’ commitments, any naming rights, the final allocations of the commitments among the Lenders and the distribution of fees among the Lenders. To assist us in our syndication efforts, you agree, as soon as practicable following our request, to (i) use your commercially reasonable efforts to provide relevant information with respect to the Target and (ii) provide projections of the Parent and to use your commercially reasonable efforts to provide projections of the Target (collectively, the “Projections”), in each case as we may reasonably request in connection with the structuring, arrangement and syndication of the Facilities.
6. You hereby represent and warrant that (a) all written information (other than the Projections and information of a general economic or industry nature) (the “Information”) with respect to the Parent and its subsidiaries and, to your knowledge, the Target, that has been or will be made available to us by you or any of your subsidiaries or on your behalf by any of your authorized representatives in connection with the Transactions, taken as a whole, is or will be, when furnished, correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made and (b) the Projections (which shall be limited to your knowledge to the extent it relates to the Target or its subsidiaries or businesses) that have been or will be prepared or confirmed by you or on your behalf by any of your authorized representatives and made available to us have been or will be prepared or confirmed in good faith based upon assumptions believed by you to be reasonable at the time of the preparation or confirmation thereof (it being understood that such Projections are as to future events and are not to be viewed as facts and are subject to significant uncertainties and contingencies, many of which are beyond your control, and that no assurance can be given that any particular Projections will be realized and that actual results during the period or periods covered by any such Projections may differ significantly from the projected results and such differences may be material). If, at any time after the date hereof and before the date of the initial borrowing under the Facilities (the date of the initial borrowing under the Facilities will be provided for in the Facilities Documentation so that the funds drawn down as the initial borrowing can be applied to the settlement of the tender offer in respect of the Target; such date shall be referred to as the “Initial Borrowing Date”), you become aware that the representation and warranty set forth in clause (a) of this paragraph 6 would be incorrect in any material respect if the Information were being furnished, and such representation being made, on such date, you agree to supplement the Information from time to time until the Initial Borrowing Date such that the representation and warranty set forth in clause (a) of this paragraph 6 remains true in all material respects under those circumstances. In arranging the Facilities, including the syndications of the Facilities, we will be entitled to use and rely primarily on the Information and the Projections without responsibility for independent verification thereof.
7. As consideration for our commitment hereunder and our agreement to structure, arrange and syndicate the Facilities, you agree to pay (or to cause to be paid) to us the nonrefundable fees as set forth in the Fee Letter dated the date hereof and delivered herewith with respect to the Facilities (collectively, the “Fee Letters”).
8. Our commitment hereunder and our agreement to perform the services described herein are solely subject to satisfaction of each of the following conditions precedent on the applicable borrowing date (as further described in the Term Sheets under the heading “Conditions precedent for borrowings”), and, as applicable, upon satisfaction of the following conditions, funding of the borrowings of the Facilities shall occur:
(a)	solely the case of the initial borrowings on the Initial Borrowing Date, prior to the expiration of the tender offer as extended from time to time, there not having occurred, since the date of the Merger Agreement (as defined in Exhibit A), a Closing Material Adverse Effect (as defined below); and

(b)	satisfaction of the other conditions set forth in the Term Sheets under the heading “Conditions precedent for borrowings;”

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it being understood that there are no conditions (implied or otherwise) to our commitments hereunder (including compliance with the terms of the Commitment Letter, the Fee Letter and the Facilities Documentation) other than those that are expressly stated herein and therein to be conditions to the funding of the Facilities.
For purposes hereof, “Closing Material Adverse Effect” means “Company Material Adverse Effect” as defined in the Merger Agreement.
9. Notwithstanding anything in this Commitment Letter, the Term Sheets, the Fee Letters, the Facilities Documentation or any other letter agreement or other undertaking concerning the financing of the Transactions to the contrary, (i) the only representations relating to the Borrowers, TC, Target and their respective subsidiaries and their respective businesses the making of which and compliance with which shall be a condition to availability of the borrowings under the Facilities shall be the Specified Representations (as defined below) and (ii) the terms of the Facilities Documentation shall be in a form such that they do not impair availability of the Facilities on the applicable borrowing dates (as further described in the Term Sheets under the heading “Conditions precedent for borrowings”) if the conditions expressly set forth in paragraph 8 hereof and in the Term Sheets under the heading “Conditions precedent for borrowings” are satisfied. For purposes hereof, “Specified Representations” means the representations and warranties referred to in the Term Sheet relating to corporate existence of the Borrowers, corporate power and authority (as they relate to due authorization, execution, delivery and performance by the Borrowers of the Facilities Documentation), due authorization, execution and delivery and enforceability (in each case as they relate to the entering into and performance by the Borrowers of the Facilities Documentation), solvency of the Borrowers on a consolidated basis, compliance with margin regulations (any such representations to include appropriate carve-outs to comply with any applicable margin regulations) and the Investment Company Act. This paragraph and the provisions contained herein shall be referred to as the “Certain Funds Provision.”
10. You agree (a) to indemnify and hold harmless us, our affiliates and our officers, directors, employees and agents (collectively, the “indemnified persons”), from and against any and all losses, claims, damages and liabilities to which any such indemnified person may become subject arising out of or in connection with this Commitment Letter, the Fee Letters, the Term Sheets, the Transactions, the Facilities or any claim, litigation, investigation or proceeding (any of the foregoing, a “Proceeding”) relating to any of the foregoing, regardless of whether any such indemnified person is a party thereto or whether a Proceeding is brought by a third party or by you or any of your affiliates, and to reimburse each such indemnified person within 30 days of a written demand therefor (together with backup documentation supporting such reimbursement request) for any reasonable legal or other out-of-pocket expenses incurred in connection with investigating or defending any of the foregoing by one firm to such indemnified persons taken as a whole and, solely in the case of a conflict of interest, one additional firm to the affected indemnified persons taken as a whole (and, if reasonably necessary, of one local firm in any relevant material jurisdiction), provided that the foregoing indemnity will not, as to any indemnified person, apply to losses, claims, damages, liabilities or related expenses to the extent they have resulted from the wilful misconduct, bad faith or gross negligence of, or breach of this Commitment Letter or the Facilities Documentation by, such indemnified person or any of its affiliates, officers, directors, employees or agents (collectively, the “related persons”), and (b) if the Initial Borrowing Date occurs, to reimburse us on the Initial Borrowing Date for all reasonable and documented out-of-pocket expenses that have been invoiced at least three business days prior to the Initial Borrowing Date (including, without limitation, expenses of our due diligence investigation, consultants’ fees (to the extent any such consultant has been retained with your prior consent), syndication expenses, travel expenses and limited, in the case of legal fees and expenses, to the reasonable fees, disbursements and other charges of one firm to the agents and the lenders, taken as a whole, and identified in the Term Sheets (and, if reasonably necessary, one local firm in any relevant material jurisdiction)) incurred in connection with the Facilities and the preparation of this Commitment Letter, the Term Sheets, the Fee Letters and the Facilities Documentation. Notwithstanding any other provision of this Commitment Letter, none of any indemnified person or any of its related persons or you or any of your related persons shall be liable for any damages arising from (i) the use by others of information or other materials obtained through electronic, telecommunications or other information transmission systems, except to the extent such damages have resulted from the willful misconduct, bad faith or gross negligence of any indemnified person or any of its related persons or you or any of your related persons or (ii) for any special, indirect, consequential or punitive damages in connection with its activities related to the Facilities.
11. You shall not be liable for any settlement of any Proceedings effected without your consent (which consent shall not be unreasonably withheld), but if settled with your written consent or if there is a final non-appealable judgment of a court of competent jurisdiction for the plaintiff in any such Proceedings, you agree to indemnify and hold harmless each indemnified person from and against any and all losses, claims, damages, liabilities and expenses by

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reason of such settlement or judgment in accordance with paragraph 10. You shall not, without the prior written consent of an indemnified person (which consent shall not be unreasonably withheld or delayed), effect any settlement of any pending or threatened Proceedings in respect of which indemnity could have been sought hereunder by such indemnified person unless (i) such settlement includes an unconditional release of such indemnified person in form and substance reasonably satisfactory to such indemnified person from all liability on claims that are the subject matter of such Proceedings and (ii) does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of any indemnified person. Notwithstanding the foregoing, each indemnified person (and its related persons) shall be obligated to refund and return any and all amounts paid by you under this paragraph to such indemnified person (or its related persons) for any such fees, expenses or damages to the extent such indemnified person is not entitled to payment of such amounts in accordance with the terms hereof.
12. You acknowledge and agree that (a) you are capable of evaluating and understanding, and you understand and accept, the terms, risks and conditions of the transactions contemplated by this Commitment Letter, (b) you have consulted your own legal, accounting, regulatory and tax advisors to the extent you have deemed appropriate and (c) the Commitment Party and its affiliates may be providing debt financing, equity capital or other services (including, without limitation, financial advisory services) to other companies in respect of which you may have conflicting interests regarding the Transactions. None of the Commitment Party and its affiliates will use confidential information obtained from you by virtue of the Transactions or any of their other relationships with you in connection with the performance by them and their affiliates of services for other companies, and none of the Commitment Party or any of its affiliates will furnish any such information to other companies. You also acknowledge that none of the Commitment Party and its affiliates has any obligation to use in connection with the transactions contemplated by this Commitment Letter, the Term Sheets, the Fee Letters and the Facilities Documentation or to furnish to the Borrowers or their subsidiaries, confidential information obtained by the Commitment Party and their affiliates from other companies.
13. You hereby agree that you shall not, until the Initial Borrowing Date, without our prior written consent, raise, borrow, issue, arrange, syndicate or incur (or attempt to or announce an intention to raise, borrow, issue, arrange, syndicate or incur) any other debt finance in the international or any relevant domestic money, debt, bank or capital markets (including, but not limited to, any private or public bond issue, private placement, note issuance, bilateral or syndicated loan, letter of credit or trade financing facility or other debt raising arrangement) for the purposes of financing the Transaction.
14. This Commitment Letter and the commitments hereunder shall not be assignable by you without our prior written consent, and this Commitment Letter shall not be assignable by us without your prior written consent, and any attempted assignment without such consent shall be void. This Commitment Letter may not be amended or any provision hereof waived or modified except by an instrument in writing signed by each of the parties hereto. This Commitment Letter may be executed in any number of counterparts, each of which shall be deemed an original and all of which, when taken together, shall constitute one agreement. This Commitment Letter (including the exhibits hereto) and the Fee Letters are the only agreements that have been entered into among the parties hereto with respect to the Facilities and set forth the entire understanding of the parties hereto with respect thereto. This Commitment Letter is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto and the indemnified persons. We may perform the duties and activities described hereunder through any of our affiliates and the provisions of the third preceding paragraph shall apply with equal force and effect to any of such affiliates so performing any such duties or activities; provided, that we will not be relieved of all or any portion of our commitments hereunder notwithstanding our right to perform the duties and activities described hereunder through any of our affiliates. This Commitment Letter shall be governed by, and construed in accordance with, the laws of Japan. Notwithstanding the foregoing sentence and the provisions entitled “Governing Law” in the Term Sheets, it is understood and agreed that whether there shall have been a Closing Material Adverse Effect shall be determined under the laws of the State of Delaware.
15. (a) Each party hereto hereby irrevocably and unconditionally submits to the exclusive jurisdiction of the Tokyo District Court over any suit, action or proceeding arising out of or relating to this Commitment Letter, the Term Sheets or the Fee Letters or the performance of services hereunder or thereunder. Each party hereto hereby irrevocably and unconditionally waives any objection to the laying of venue of any such suit, action or proceeding brought in the Tokyo District Court and any claim that any such suit, action or proceeding has been brought in any inconvenient forum.
(b) Notwithstanding the immediately preceding paragraph, each party hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery or other courts

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of the State of Delaware (a “Delaware Court”), and any appellate court from any such court, in any suit, action or proceeding arising out of or relating to whether there shall have been a Closing Material Adverse Effect, or for recognition or enforcement of any judgment resulting from any suit, action or proceeding in connection therewith, and each party hereby irrevocably and unconditionally agrees that all claims in respect of any such suit, action or proceeding may be heard and determined in a Delaware Court. No party may move to (a) transfer any such suit, action or proceeding from a Delaware Court to another jurisdiction, (b) consolidate any such suit, action or proceeding brought in a Delaware Court with a suit, action or proceeding in another jurisdiction or (c) dismiss any such suit, action or proceeding brought in a Delaware Court for the purpose of bringing the same in another jurisdiction. Each party hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, (i) any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to whether there shall have been a Closing Material Adverse Effect in a Delaware Court, (ii) the defense of an inconvenient forum to the maintenance of such suit, action or proceeding in any such court and (iii) the right to object, with respect to such suit, action or proceeding, that such court does not have jurisdiction over such party. Each party irrevocably consents to service of process in any manner permitted by law.
16. You agree that you will not disclose, directly or indirectly, this Commitment Letter, the Term Sheets, the Fee Letters, the contents of any of the foregoing or the activities of us pursuant hereto or thereto to any person without our prior written approval, except that you may disclose (a) the Commitment Letter, the Term Sheets, the Fee Letters and the contents hereof and thereof (i) to the Borrowers’, TC’s and Target’s officers, directors, agents, employees, attorneys, accountants, representatives, legal advisors and other advisors on a confidential basis and (ii) in any legal, judicial or administrative proceeding or as otherwise required by applicable law or as requested by a governmental authority (in which case you agree, to the extent permitted by law, to inform us promptly thereof) and (b) to the extent required by applicable law, the existence and contents of this Commitment Letter and the Term Sheets in any public filing or prospectus or offering memorandum relating to or in connection with the Transactions or the financing thereof; provided, that the foregoing restrictions shall cease to apply (except in respect of the Fee Letters and the contents thereof) after the Facilities Documentation shall have been executed by the parties thereto.
17. The compensation, reimbursement, payment of fees, indemnification, jurisdiction, confidentiality, governing law and syndication provisions contained herein and in the Fee Letters shall remain in full force and effect regardless or whether the Facilities Documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter; provided that (a) on the execution of the Facilities Documentation, your obligations under this Commitment Letter (other than your obligations with respect to confidentiality of the Fee Letters and the contents thereof) shall automatically terminate and be superseded by the provisions of the Facilities Documentation, and you shall automatically be released from all liability in connection herewith and therewith at such time, and (b) you may terminate this Commitment Letter (other than with respect to the confidentiality and indemnification provisions) upon written notice to us upon the termination of the Merger Agreement.

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     Please indicate your acceptance of the terms hereof and of the Fee Letters by signing in the appropriate space below and in the Fee Letters and returning to us the enclosed duplicate originals (or facsimiles) of this Commitment Letter and the Fee Letters, in each case not later than 5:00 p.m., Tokyo time, on March 11, 2011, failing which our commitments hereunder will expire at such time. In the event that the initial borrowing under the Facilities does not occur on or before March 31, 2012, then this Commitment Letter and the commitments hereunder shall automatically terminate unless we shall, in our discretion, agree to an extension.
          We are pleased to have been given the opportunity to assist you in connection with the financing for the Transactions.

Very truly yours, SUMITOMO MITSUI BANKING CORPORATION (Tokyo-Chuo Corporate Business Office- I )
By:	/s/ Toshiki Ito
	Name:	Toshiki Ito
	Title:	General Manager

Accepted and agreed to as of the date first written above:
TOMY COMPANY, LTD.

By:	/s/ Kantaro Tomiyama
	Name:	Kantaro Tomiyama
	Title:	President and CEO

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EXHIBIT A
TRANSACTION DESCRIPTION
          Capitalized terms used but not defined in this Exhibit A shall have the meanings set forth in the Commitment Letter to which this Exhibit A is attached, including all Exhibits thereto (collectively, the “Commitment Letter”).
          TOMY COMPANY, LTD. (“you” or the “Borrower”), through an indirect wholly-owned subsidiary, intends to acquire all of the outstanding capital stock of RC2 Corporation (“Target”).
          In connection with the foregoing:
     (i) The Borrower has formed an indirect wholly-owned indirect subsidiary incorporated under Delaware law, named GALAXY DREAM CORPORATION (“MergerSub”), which intends to acquire 100% of the equity interests in Target pursuant to the Tender Offer and subsequent Merger (as defined below).
     (ii) MergerSub will make a tender offer (the “Tender Offer”) to purchase each of the issued and outstanding shares of common stock, without par value, of Target (the “Shares”) for $27.90 per share in cash, less any applicable withholding taxes and without interest, pursuant to a definitive merger agreement, including exhibits and schedules thereto (as amended, restated, waived, supplemented or otherwise modified from time to time, provided that any such amendments, restatements, waivers, supplements or other modifications that are materially adverse to the interests of the Lenders must be approved by the Agent, the “Merger Agreement”) among you, MergerSub and Target. The date on which shares are initially accepted for payment under the Tender Offer is referred to as the “Tender Closing Date”. On the Tender Closing Date, the Borrower shall direct the Target to terminate all commitments and repay all outstanding indebtedness, if any, under that certain Credit Agreement, dated as of November 3, 2008, among Target and certain of its subsidiaries, Bank of Montreal, as administrative agent, and various lenders and other parties thereto (the “Target Refinancing”).
     (iii) Following the Tender Closing Date, so long as permitted under applicable law, at any time prior to the consummation of the Merger, MergerSub may make one or more additional purchases (such purchases, “Subsequent Offer Purchases”) of Shares of Target (such additional Shares, “Subsequent Offer Shares”) with the intent that (x) MergerSub shall own Shares representing at least 90% of the then outstanding shares and (y) a “short form” merger may be effected under applicable law and without any approval by the shareholders of Target (as used herein, “90% Condition” shall mean the satisfaction of the conditions described in preceding clauses (x) and (y), whether satisfied on the Tender Offer Closing Date or at any time thereafter (as a result of Subsequent Offer Purchases or otherwise, including through the exercise of the “top-up” option granted pursuant to the Merger Agreement) on or prior to the Merger Closing Date).

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     (iv) If the 90% Condition shall have been met (either on the Tender Offer Closing Date or at any time thereafter (prior to the consummation of the Merger)), MergerSub shall, as soon as practicable thereafter, merge with and into Target by way of a “short form” merger under Delaware law (a “Short Form Merger”), with Target surviving such Short-Form Merger as an indirect wholly-owned subsidiary of the Borrower. If the 90% Condition is not satisfied, MergerSub shall, as soon as practicable after the end of expiration of the Tender Offer, including as extended in connection with any Subsequent Offer Purchases, cause the merger (the “Merger”) of MergerSub with and into Target, in accordance with the Merger Agreement and applicable law (whether a Short Form Merger or a “long form” merger, the “Merger”), to be consummated, with Target surviving the Merger as an indirect wholly-owned subsidiary of the Borrower (the date on which the Merger is consummated, that “Merger Closing Date”). As used herein, (A) the term “Acquisition” shall mean the collective reference to the Tender Offer (and all purchases of Shares pursuant thereto), any purchase of Subsequent Offer Shares (if applicable) and the Merger and (B) the term “Target” shall include, after the consummation of the Merger, Target as the surviving corporation thereof.
(vi) The sources of funds needed to finance the Acquisition and the Target Refinancing, to pay all fees and expenses incurred in connection with the Transactions shall be provided solely from the sources described in the second paragraph of the Commitment Letter.

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EXHIBIT B
Term sheet of the facilities (the Facilities)

Borrowers	:	TOMY COMPANY, LTD. (the Parent) GALAXY DREAM CORPORATION incorporated in the US, a direct 100% subsidiary of TOMY CORPORATION (TC) (the US Sub)

Guarantors		The Parent
The US Sub

Arranger/Agent	:	Sumitomo Mitsui Banking Corporation (SMBC)

Commitment Amount (maximum amount)	:	Commitment Amount of JPY50 billion (the Total Commitment Amount) available for the Parent

For the US Sub, only part of the Total Commitment Amount is available, the amount of which would be 15 billion.

Available currency	:	To Parent: JPY

To US Sub: US dollar

Lenders and lending offices	:	To Parent: SMBC Tokyo-Chuo Corporate Business Office 1 (SMBCTKY)
To US Sub: SMBC Los Angeles Branch (SMBCLA)

In addition to SMBC and SMBCLA, one or more additional Lenders may make loans pursuant to the Facilities.

Commitment period	:	From April 15, 2011 to March 31, 2012

Drawdown request	:	Parent: Initial Borrowing : Prior to 2 business days After Initial Borrowing : Prior to 3 business days US Sub: Prior to 5 business days

Maturity Date	:	March 31, 2017

Minimum amount for drawdown	:	The amount to be requested must be 1.0% or more of the Total Commitment Amount and integral multiple of 1.0% of the Total Commitment Amount.

Maximum number of drawdown request		10 times per tranche

Use of proceeds	:	Funds for an acquisition of shares tendered in the tender offer (including during any subsequent offering periods), shares of Target cashed out in the merger (subsequent to the tender offer), repayment of the existing credit facility of Target, Target’s equity awards and payment of costs and expenses in connection with the Transaction (including funds for making loans and/or equity contributions by the Parent or TC to the US Sub, the proceeds of which are used for such purposes).

Applicable interest rate	:	Loan to Parent:
JBA TIBOR plus Spread
Interest will accrue from day to day and shall be calculated on the basis of the actual number of days elapsed (from and including the first day of the relevant period to and excluding the last day of such period) in a year of 365 days

Loan to US Sub:
Our Cost determined by SMBCLA plus Spread

Method of repayment	:	2.5% of the loan amount shall be repaid at every three (3) months starting on June 30, 2012, and the remaining principal amount shall be repaid in lump-sum at the Maturity Date.

Commitment Fee	:	During the Commitment Period 0.25% of the unused Commitment Amount per annum (payable semi-annually in arrears, and calculated for each period from and including the first date of such period to and including the last date of such period.)

Prepayment	:	Prepayment is available for the whole amount or any part of the loans upon prior written notice to the Lenders and the Agent without premium or penalty other than break-funding costs.

Guarantee	:	Joint and several guarantee by the Parent for US Sub’s obligations Joint and several guarantee by the US Sub for the Parent’s obligations

Security	:	Unsecured

Conditions precedent for borrowings:

(A) Conditions precedent for initial borrowing on the Initial Borrowing Date		Subject to the Certain Funds Provision, the initial borrowing under the Facilities on the Initial Borrowing Date will be subject only to the following conditions:

(1)	Each of the Borrowers and Guarantors shall have executed and delivered the Facilities Documentation to which it is a party, in accordance with the terms of the Commitment Letter.

(2)	Solely the deliverables set forth below for the Japanese Borrower and Guarantor:

• A certificate of seal impression of the representative of the Parent

• A certified copy of the commercial registry of the Parent

• A seal or signature registration in a form as prescribed by the Agent

• A copy of the minutes of the board meeting which has approved the execution of the Agreement, the drawdown in accordance with the Agreement and the guarantee of another Borrower’s obligations under the Agreement

(3)	Solely the deliverables set forth below for each of the US Borrower and Guarantors:

• Customary evidence of authority and officers certificates relating to (i) the organization, existence and good standing of each of the US Borrower and Guarantors in its jurisdiction of organization, (ii) the incumbency of the officers of each of the US Borrower and Guarantors executing the Facilities Documentation, (iii) the accuracy and completeness of copies of the certificate or articles of incorporation, certificate of limited partnership or certificate of formation, as applicable, of each of the US Borrower and Guarantors, in each case as certified by the applicable Secretary of State, (iv) the by-laws, partnership agreement, limited liability company agreement or other equivalent governing documents, as applicable, of each of the US Borrower and Guarantors and (v) the authorization by each of the US Borrower and Guarantors of the Transactions.

(4)	The tender offer shall have been launched.

(5)	Prior to consummation of the tender offer, the parties thereto shall have entered into the Merger Agreement (as defined in Exhibit A).

(6) No provision of the Merger Agreement (as in effect on the date of the Commitment Letter) shall have been waived, amended, restated, supplemented or otherwise modified in a manner materially adverse to the interests of the Lenders (without the prior written consent of the Agent).

(7) All fees required to be paid pursuant to the Fee Letter and all reasonable and documented out-of-pocket costs and expenses that have been invoiced at least three business days prior to the Initial Borrowing Date and that are required to be paid on or prior to the Initial Borrowing Date pursuant to the Commitment Letter shall have been paid (which amounts may be offset against the proceeds of the Credit Facilities).

(8) The Specified Representations shall be true and correct in all material respects.

(9) Each of the applicable Borrowers and Guarantors shall have provided the documentation and other information to the Lenders that is required by regulatory authorities under the applicable “know-your-customer” and anti-money laundering rules and regulations.

(10) The applicable Borrower(s) shall have delivered a drawdown request.

(B) Conditions precedent for borrowings after the Tender Closing Date and prior to the Merger Closing Date (other than the initial borrowing on the Initial Borrowing Date)	Subject to the Certain Funds Provision, borrowings under the Facilities after the Tender Closing Date and prior to the Merger Closing Date (other than the initial borrowing on the Initial Borrowing Date) will be subject only to the following conditions:

(1) The tender offer shall have been or shall be consummated and the initial borrowing under the Facilities shall have been made.

(2) The Merger Agreement shall remain in full force and effect.

(3) The applicable Borrower(s) shall have delivered a drawdown request.

(C) Conditions precedent for borrowings on or after the Merger Closing Date	Subject to the Certain Funds Provision, borrowings under the Facilities on or after the Merger Closing Date will be subject only to the following conditions:

(1) The merger shall have been consummated.

(2) The applicable Borrower(s) shall have delivered a drawdown request.

Representations Representations and warranties and warranties	Representations and warranties substantially consistent with those set forth in the Commitment Line Agreement dated March 30,

of the Borrowers and Guarantors	2010 between, inter alia, the Parent and SMBC (the Commitment Agreement), as modified to reflect the Transactions to the extent necessary.

Specified Representations of the Borrowers	As defined in the Commitment Letter

Covenants of the Borrowers and the Guarantors	:	Covenants substantially consistent with those set forth in the Commitment Agreement as modified to reflect the Transactions to the extent applicable.

If the Borrowers receive any notice regarding a purchase of the Target’s shares in tender from the paying agent, the Borrowers shall promptly forward the notice to the Agent and the Lenders.

Upon the consummation of the merger between the US Sub and the Target, the Parent shall promptly submit to the Agent and the Lenders a certificate which confirms the amount which the Borrowers have actually utilised for the purpose stipulated in the “use of proceeds” provision (Used Amount) and repay the amount which is equivalent to the difference between the total amount which the Lenders have extended during the Commitment Period and the Used Amount.

If the tender offer is not consummated, the initial borrowing under the Facilities should be promptly repaid.

Financial covenants applicable to the Borrowers consist of (a) maintenance of percentage of shares in TC held by the Parent and percentage of shares in US Sub held by TC and (b) certain reasonable limitation to future borrowings.

Covenants to include appropriate carve-outs to comply with any applicable margin regulations.

Events of default	:	Events of default substantially consistent with those set forth in the Commitment Agreement as modified to reflect the Transactions to the extent applicable.

Events of default to include appropriate carve-outs to comply with any applicable margin regulations.

Early Termination of the Loan Agreement		The Agreement shall be automatically terminated if the Merger Agreement is terminated

Assignment of rights and obligations under the Agreement	:	1.	A Borrower may not assign its rights and obligations under the Agreement without consent of the Lenders and the Agent.

		2.	Within 6 months from the date of the Agreement, SMBC may, for the purpose of the syndication, assign its rights and obligations under the Agreement to financial institutions after consultation with the Borrowers; provided, that each of the assignees shall be a financial institution which has its lending office in Japan and shall be capable of making loans in JPY to the Parent in Japan in accordance with the Agreement; provided, further, that after such assignment, one or more Lender(s) with the aggregate commitment amount not less than JPY15 billion shall also have its or their respective lending office(s) in the U.S. and shall be capable of making loans in USD to the US Sub in the U.S. in accordance with the Agreement.

		3.	A Lender may assign its rights and obligations under the Agreement only if the Borrowers and the Agent consent to it in advance and all requirements set forth below are met.

			(i)	The Borrowers consent to the assignment of all the Loans assigned at the same time, if any, and the certified fix date (kakutei hiduke) is obtained for such consent.

			(ii)	The assignor and the assignee are bound by the Agreement.

			(iii)	The assignee is a financial institution which has its lending office in Japan and shall be capable of making loans in JPY to the Parent in Japan in accordance with the Agreement.

			(iv)	After such assignment, one or more Lender(s) with the aggregate commitment amount not less than JPY15 billion shall have its or their respective lending office(s) in the U.S. and shall be capable of making loans in USD to the US Sub in the U.S. in accordance with the Agreement.

			(v)	Each Commitment Amount of the assignor and the assignee after the assignment is no less than JPY100 million.

			(vi)	The interest and any other amount payable by the Borrowers to the assignee will not be increased as a result of the assignment.

Assignment of loan	:	A Lender may assign a loan only if the Agent consents to it in advance and if all requirements set forth below are met.

(i) The assignee is bound by the Agreement.

(ii) Assigned loan is whole (and not part of) individual loan.

(iii) The interest and any other amount payable by the Borrowers to the assignee is not increased as a result of the assignment.

Increased costs, break-funding costs, default interests, indemnity and expenses	:	To set forth clauses substantially consistent with the provisions concerning increased costs set forth in the Commitment Agreement.

Gross-up for tax withholding		To set forth clauses customary for transactions of this type

Governing Law	:	Laws of Japan; provided that the laws of the State of Delaware shall apply to the Closing Material Adverse Effect condition

Jurisdiction	:	Tokyo District Court; provided that the Delaware Court of Chancery or other courts of the State of Delaware shall have exclusive jurisdiction in any suit, action or proceeding arising out of or relating to whether there shall have been a Closing Material Adverse Effect, or for recognition or enforcement of any judgment resulting from any suit, action or proceeding in connection therewith.

Language	:	Japanese language to separately attach an English translation (including a certificate)

Business Day	:	Tokyo, New York and Los Angeles

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